UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 0-24268

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: September 24, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PALM HARBOR HOMES, INC.

Full name of registrant

Former name if applicable

15303 Dallas Parkway, Suite 800

Address of principal executive office

Dallas, Texas 75001-4600

City, state and zip code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Company is experiencing liquidity constraints and has amortization and other debt service requirements. As such, the Company is currently in discussions with potential lenders, as well as other strategic parties in an effort to restructure its balance sheet and acquire additional capital funding. The Company is pursuing the sale of certain fixed assets. The Company is also reviewing and preparing for available alternatives, including debtor-in-possession financing, a possible sale of assets and a proceeding under Chapter 11 of the U.S. Bankruptcy Code to facilitate such a transaction. The Company is in default under its floor plan financing facility with Textron Financial Corporation because the Company failed to reduce its outstanding borrowings under the facility to $32 million, it has exceeded the maximum permissible loan-to-collateral coverage ratio at September 24, 2010 of 62% by having a ratio of approximately 70% and the Company has sold approximately $6.76 million of homes, which funds should have been paid to Textron but were not paid. Textron has previously granted waivers of default to the Company with respect to such matters, and has not, as of November 9, 2010, accelerated the payment of any sums due and owing to Textron. The Company has been in daily discussion with Textron about obtaining a waiver of the defaults. Those discussions are ongoing and the Company expects some resolution of the matter by the date of filing of the Form 10-Q. The Company’s staff and resources have been substantially committed to this effort, which has had a direct impact on the Company’s ability to complete its Quarterly Report on Form 10-Q and on the ability of its independent registered public accounting firm to complete its review. For these reasons, the Company is unable to file its Quarterly Report on Form 10-Q within the prescribed period without unreasonable effort or expense but expects to make such filing within five (5) calendar days of the due date, as required for the extension provided by Rule 12-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kelly Tacke	972	991-2422
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

PALM HARBOR HOMES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2010	By:	/s/ Larry H. Keener
Larry H. Keener
President and Chief Executive Officer